[SOMANETICS CORPORATION LETTERHEAD]
October 30, 2008
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Somanetics Corporation — Form 10-K for the fiscal year ended November 30, 2007 Filed February 6, 2008 (file no. 0-19095)
Dear Sir or Madam:
     Somanetics Corporation (the “Company”) hereby responds to the comments of the staff of the Division of Corporation Finance set forth in the letter dated October 20, 2008 from Lynn Dicker to William M. Iacona. Set forth below are the staff’s comments in bold, italic type, followed by the Company’s responses. The numbers of these comments correspond to the numbers in the comment letter. References to page numbers are references to the page numbers of the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2007.
Form 10-K for fiscal year ended November 30, 2007
Item 8. Financial Statements and Supplementary Data, page 48
Management’s Report on Internal Control over Financial Reporting, page 48
1. We note your statement that “[you] believe that, as of November 30, 2007, the Company’s internal control over financial reporting is effective. . .”. It does not appear that you have reached a conclusion that these internal controls are effective. Please revise future filings to address your conclusions regarding the effectiveness of your internal control over financial reporting.
     The Company will revise future filings to address the Company’s conclusions regarding the effectiveness of our internal control over financial reporting, by substituting “we have concluded that” for “we believe that” in Management’s Report on Internal Control over Financial Reporting.
Financial Statements — Page 49
Note 2. Summary of Significant Accounting Policies, page 55
Revenue Recognition, page 56
2. We note from page 36 that outside the United States you have distribution agreements with independent distributors for the INVOS system. Please expand your revenue recognition

Securities and Exchange Commission
October 30, 2008

policy in future filings to specifically address transactions with distributors. Describe the significant terms of your agreements with distributors, including payment, exchange, price protection, discounts, sales incentives, stock rotation, volume pricing and other significant matters. Refer to SAB 104 and SFAS 48 as necessary.
     The Company applies the same revenue recognition policy for transactions through our direct sales force, through sales representatives and through our distributors. The Company will revise its revenue recognition policy description in future filings to specifically address transactions with distributors. The first sentence will read as follows: “Revenue Recognition, including direct sales, sales through sales representatives and sales to international distributors, occurs for our products when there is persuasive evidence of an arrangement with the customer, the product has been delivered, the sales price is fixed or determinable, and collectibility is reasonably assured.”
     The following is a description of terms of our agreements with major distributors: Our revenues from distributors reflect the lower prices we receive from distributors, which are generally fixed by our distribution agreements and discounted from our retail sales prices. International sales are made in U.S. dollars and are generally payable within 60 days after the invoice date. Our agreements with distributors do not include a right of return, price protection (except that purchase prices are fixed by contract), discounts (except that contract prices to distributors are discounted from retail prices), sales incentives, stock rotation requirements, or volume pricing.
     The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Securities and Exchange Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     We appreciate your attention and assistance in connection with the Company’s Form 10-K. We trust you will find the enclosed responses to be satisfactory, but if you have any further questions or comments, please call the undersigned at (248) 526-5819.

Securities and Exchange Commission
October 30, 2008

Very truly yours, SOMANETICS CORPORATION
By:	/s/ WILLIAM M. IACONA
William M. Iacona
Its: Vice President and Chief Financial Officer, Controller and Treasurer

WMI/rk
cc:	Lynn Dicker (mail stop 6010)
David Burton (mail stop 6010)
National Association of Securities Dealers, Inc. (by EDGAR)
Bruce J. Barrett
Mary Ann Victor
Robert R. Henry
Richard R. Sorenson
Tina J. Wheeler
Robert J. Krueger